Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, the only class of securities of Axogen, Inc., a Minnesota corporation (the “Company”), registered under Section 12 of the Securities Exchange Act of 1934, as amended, is common stock, par value $0.01 per share (“Common Stock”).  The Company’s Common Stock is listed on the Nasdaq Capital Market under the symbol “AXGN”.

Under the Company’s Amended and Restated Articles of Incorporation (the “Articles”), the Company is authorized to issue up to 100,000,000 shares of Common Stock, par value $0.01 per share. As of February 21, 2020, 39,731,078 shares of Common Stock were issued and outstanding.

Dividends, Voting Rights and Liquidation

The holders of shares of Common Stock: (i) have equal, ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company, (ii) are entitled to share ratably in all assets available for distribution to holders of shares of Common Stock upon liquidation, dissolution or winding up of the Company’s affairs, (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto and (iv) are entitled to one vote per share on all matters which shareholders may vote on at all meetings of shareholders. Except as otherwise required by statute, the Articles or the Company’s Amended and Restated Bylaws, all matters are decided by a majority vote of the number of shares entitled to vote at the time of the vote.

Transfer Agent and Registrar

Broadridge Corporate Issuer Solutions, Inc. is the transfer agent and registrar for the Company’s Common Stock.

Minnesota Anti-Takeover Laws

The Company is governed by the provisions of Sections 302A.671, 302A.673 and 302A.675 of the MBCA. These provisions may discourage a negotiated acquisition or unsolicited takeover of the Company and deprive the Company’s shareholders of an opportunity to sell their Common Stock at a premium over the market price.

In general, Section 302A.671 of the MBCA provides that a corporation’s shares acquired in a control share acquisition have no voting rights unless voting rights are approved in a prescribed manner. A “control share acquisition” is a direct or indirect acquisition of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors.

In general, Section 302A.673 of the MBCA prohibits a public Minnesota corporation from engaging in a business combination with an interested shareholder for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. The term “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who is the beneficial owner, directly or indirectly, of 10% or more of a corporation's voting stock or who is an affiliate or associate of the corporation, and who, at any time within four years before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock. Section 302A.673 does not apply if a committee of the Company’s Board of Directors consisting of all of its disinterested directors (excluding current and former officers) approves the proposed transaction or the interested shareholder's acquisition of shares before the interested shareholder becomes an interested shareholder.

If a tender offer is made for the Company’s Common Stock, Section 302A.675 of the MBCA precludes the offeror from acquiring additional shares of stock (including in acquisitions pursuant to mergers, consolidations or statutory share exchanges) within two years following the completion of the tender offer, unless shareholders selling their shares in the later acquisition are given the opportunity to sell their shares on terms that are substantially the same as those contained in the earlier tender offer. Section 302A.675 does not apply if a committee of the Company’s Board of Directors consisting of all of its disinterested directors (excluding its current and former officers) approves the proposed acquisition before any shares are acquired pursuant to the earlier tender offer.

Registration Rights

In connection with that certain Securities Purchase Agreement, dated as of August 26, 2015, between the Company and EW Healthcare Partners L.P., formerly named Essex Woodlands Fund IX, L.P. ("Essex"), the Company also entered into a Registration Rights Agreement with Essex, pursuant to which the Company granted Essex certain demand and "piggy-back" registration rights with respect to its shares of the Company’s Common Stock. The resale of all of Essex's shares has been registered pursuant to the Registration Rights Agreement.